September 17, 2025

Patrick Hallinan
Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

        Re: Stanley Black & Decker, Inc.
            Form 10-K for the Year Ended December 28, 2024
            File No. 001-05224
Dear Patrick Hallinan:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing